ACRI CAPITAL ACQUISITION CORPORATION

June 21, 2023

 Via Edgar

Steve Lo

Kimberly Calder

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Acri Capital Acquisition Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 30, 2023
File No. 001-41415

Dear Mr. Lo and Ms. Calder:

This letter is in response to the letter dated June 20, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Acri Capital Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response as numbered accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. We note disclosures in your Definitive Proxy Statement filed on June 7, 2023 indicating that your sponsor has significant ties to a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

Response: In response to the Staff’s comment, we hereby represent that we will include corresponding disclosure in future periodic reports as requested by the Staff in the Comment Letter.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ “Joy” Yi Hua
“Joy” Yi Hua Chief Executive Officer

cc:	Arila E. Zhou, Esq.
Robinson & Cole LLP